Via EDGAR (Correspondence)

July 12, 2013

Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:  Stifel Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-09305

Dear Ms. Ciboroski:

This letter sets forth the responses of Stifel Financial Corp. (the “Company,” "we," "us" or similar terms) to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 27, 2013. For your convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Net Revenues – Asset management and service fees, page 36

1.
Comment: We note your disclosure that asset management and service fees are based on the value of assets in fee-based accounts and are affected by changes in the balances of client assets due to market fluctuations and levels of net new client assets. Please revise your future filings to include a roll-forward of your assets under management that separately presents gross client inflows, gross client outflows and market appreciation/depreciation.

Response:

Asset management and service fees include advisory fees for fee-based accounts, which are charged based on the value of assets in these accounts at the beginning of a quarter. Asset management and service fees are primarily affected by changes in the balances of client assets in fee-based accounts due to market fluctuations and levels of net new client assets.

In response to the Staff’s comment, in future filings, we will include a roll-forward of our assets in fee-based accounts that separately presents gross client inflows, gross client outflows and market appreciation/depreciation. We request that the prospective treatment of this disclosure begin with our  Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 in order to allow us to ensure the completeness and accuracy of the information.

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies, page 94
Revenue Recognition, page 100

2.
Comment:  We note your disclosure on page 3 that you have 151 independent contractors and that these contractors are responsible for all of their direct costs and are paid a larger percentage of commissions to compensate them for their added expenses. Please tell us and revise your future filings to address the following:

•	Clarify where revenues generated by these independent contractors are classified in your Statement of Operations (e.g. commissions or investment banking advisory fees).

Response:

Revenues generated by our independent contractors who are part of our wholly-owned subsidiary Century Securities Associates, Inc. are classified within the commissions revenue line in our consolidated statement of operations.

•	Clarify whether revenues generated by such independent contractors are presented on a gross or net basis in your Statement of Operations considering the indicators discussed in ASC 605-45-45.

Response:

In our Annual Report on Form 10-K for the year ended December 31, 2013, we will add the following language, in a substantially similar form, to the revenue recognition policy disclosures within our Summary of Significant Accounting Policies footnote: “Commission revenues also include the fees earned by independent contractors. Commissions earned by our independent contractors are shown as revenue on a gross basis, which are included in commissions in the consolidated statements of operations. Amounts paid to the independent contractors are included in compensation and benefits expense in the consolidated statements of operations.”

In our analysis of whether the revenues associated with our independent contractors described above should be presented on a gross or a net basis in our consolidated statement of operations, we evaluated all the indicators specified in ASC 605-45-45. We determined the key indicators in this analysis, based upon its facts and circumstances, to be: the entity that is the primary obligor under the arrangement, and the entity that determines the product or service specification. We concluded that we (through any of our subsidiaries) were the controlling party of the above indicators, therefore we present the revenues generated by our independent contractors on a gross basis.

Note 23 – Income Taxes, page 138

3.
Comment: We note that you include the revaluation of deferred taxes as a reconciling item in your statutory rate reconciliation. Please clarify for us how the revaluation of deferred taxes represents a permanent difference that should be reflected in your rate reconciliation.

Response:

In June 2011, we acquired a minority interest in Miller Buckfire & Co. LLC (the “partnership” or “Miller Buckfire”), an investment banking firm. As a result of tax losses incurred by the partnership during the period ended December 20, 2012, a deferred tax liability was created for the difference between the outside tax basis and the book carrying value of our investment in Miller Buckfire. On December 20, 2012, we acquired 100% of the ordinary members’ partnership interests in Miller Buckfire. As of the date of the acquisition, the partnership was terminated for tax purposes.

As a result of the acquisition, the deferred tax liability related to the difference between outside tax basis and book carrying value was reversed. The reversal of this deferred tax liability was a credit to the tax provision. The inside tax basis of the assets of Miller Buckfire was adjusted to be equal to the outside tax basis of our investment immediately prior to the partnership termination.

A comparison of inside tax basis to book carrying value, both of which primarily consisted of goodwill, was made to determine if a deferred tax liability should be reestablished. As a result of the losses incurred by the partnership in 2012, book goodwill was higher than tax goodwill. In accordance with ASC 840-740-25-9, when there is an excess of book goodwill over tax goodwill, as of the acquisition date, no deferred tax liability is recorded for the excess book goodwill. This resulted in a permanent effective tax rate reconciliation item in our rate reconciliation for the year ended December 31, 2012.

4.
Comment: As a related matter, we note that you have recorded a $32.8 million deferred tax liability as of December 31, 2012 related to a change in accounting method. Please tell us and revise your disclosure in future filings to explain the nature of this item.

Response:

In August 2012, we filed a request with the Internal Revenue Service to change the Company’s tax accounting method related to bonus payments. This change was effective for the tax year ending December 31, 2012. Additionally, the Company's bonus accrual for 2012 became fixed and determinable as of December 31, 2012 and therefore was deducted in the 2012 tax year. Under Section 481(a) a taxpayer with a method change resulting in an increase to taxable income is allowed to recognize the inclusion in taxable income over four tax periods. The deferred tax liability of $32.8 million as of December 31, 2012 represents the tax liability related to the remaining taxable income that will be included in our 2013-2015 tax returns.

We will include disclosure along the lines of the foregoing language in future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2013.

****

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding the above information, please do not hesitate to contact me at (314) 342-2228.

Sincerely,

/s/ James M. Zemlyak
James M. Zemlyak
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

cc:           Ronald J. Kruszewski, Chairman, President and Chief Executive Officer
David M. Minnick, Senior Vice President and General Counsel